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| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

                           PRIDE INTERNATIONAL, INC.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                          5847 SAN FELIPE, SUITE 3300
    ----------------------------------------------------------------------------
                                   (Street)

       HOUSTON                        TX                              77057
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)              5/23/01
                                                                  --------------

3.  IRS Identification Number of Reporting Person if an Entity
    (Voluntary)   76-0069030
                --------------

4.  Issuer Name and Ticker or Trading Symbol  MARINE DRILLING COMPANIES, INC.
                                              (MRL)
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer             _X_ 10% Owner    ___ Other
                        (give title below)                       (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint Group Filing (Check Applicable Line)

    _X__ Form Filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
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
Not Applicable
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).


              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------
Option to purchase
Common Stock (1)                (2)       (3)      Common Stock       11,680,759(4)    $27.72              D
                                                                                       per share
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


Explanation of Responses:

(1) The option (the "Option") to purchase shares of common stock, par value $.01 per share ("Common Stock"), of the Issuer was granted pursuant to the Stock Option Agreement, dated as of May 23, 2001 (the "Option Agreement"), between Pride International, Inc. ("Pride") and the Issuer (filed as Exhibit 10.3 to Pride's Current Report on Form 8-K dated May 23, 2001). The Option contains a put right in favor of Pride with respect to the shares of Common Stock purchased pursuant to the Option.

(2) The Option becomes exercisable upon the date on which Pride becomes unconditionally entitled to receive the $50 million termination fee pursuant to Section 9.5(a)(i) of the Agreement and Plan of Merger, dated as of May 23, 2001 (the "Merger Agreement"), among Pride International, Inc. PM Merger, Inc., Marine Drilling Companies, Inc. and AM Merger, Inc. (filed as
    Exhibit 10.1 to Pride's Current Report on Form 8-K dated May 23, 2001). The Option Agreement limits Pride's total profit with respect to the shares of Common Stock that may be purchased pursuant to the Option to $50 million. Total profit includes, among other things, amounts payable to Pride pursuant to (a) the put right and (b) Section 9.5(a)(i) of the Merger Agreement.

(3) The Option expires upon the earliest to occur of (i) the effective time of the merger of Pride and PM Merger, Inc., (ii) 12 months after the first receipt by Pride of written notice from the Issuer of the date on which the Issuer becomes obligated to pay a fee pursuant to Section 9.5(a)(i) of the Merger Agreement, and (iii) termination of the Merger Agreement, unless the Issuer is obligated to pay a fee pursuant to Section 9.5(a)(i) of the Merger Agreement in connection with such termination.

(4) The number of shares of Common Stock adjusts to equal 19.9% of the number of issued and outstanding shares of Common Stock in the event that any (i) additional shares of Common Stock are issued or otherwise become outstanding after May 23, 2001, or (ii) shares of Common Stock are redeemed, repurchased, retired or otherwise cease to be outstanding after May 23, 2001.

This Statement shall not be an admission that Pride is, for purposes of
Section 16 of the Securities Exchange Act of 1934 or otherwise, the beneficial owner of any securities covered by this Statement. Pride expressly disclaims beneficial ownership with respect to shares of Common Stock that may be purchased by Pride pursuant to the terms of the Option Agreement.


                              /s/ Robert W. Randall              June 4, 2001
                              -------------------------------  -----------------
                              **Signature of Reporting Person
                              Robert W. Randall
                              Vice President-General Counsel
                              and Secretary



    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


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